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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            ------------------------

                               NORAND CORPORATION
                           (Name of Subject Company)

                               NORAND CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  655421 10 5
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             JAMES I. JOHNSON, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                               NORAND CORPORATION
                            550 SECOND STREET, S.E.
                            CEDAR RAPIDS, IOWA 52401
                                 (319) 369-3100
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                            ------------------------

                                    COPY TO:

                                 JOHN R. SAGAN
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Norand Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 550 Second Street, S.E., Cedar Rapids, Iowa 52401. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 24, 1997, to purchase all outstanding shares of Common Stock at $33.50, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). According to the
Schedule 14D-1, the address of the principal executive offices of the Purchaser is 360 North Crescent Drive, Beverly Hills, California 90210.

    The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of January 21, 1997 (the "Merger Agreement"), among the Company, Purchaser and Parent. The Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference. A copy of the press release issued by Parent and the Company on January 22, 1997 is filed as an exhibit to this statement and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, is set forth above under Item 1.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and its directors and executive officers are described on pages 2-12 of the Company's Proxy Statement dated December 23, 1996 for its 1997 Annual Meeting of Stockholders (the "Proxy Statement"). Pages 2-12 of the Proxy Statement are filed as an exhibit to this Statement and are incorporated herein by reference.

    On January 21, 1997, N. Robert Hammer, the Company's Chairman, President and Chief Executive Officer entered into a Consulting and Separation Agreement with the Company (the "Separation Agreement"). Pursuant to the Separation Agreement, Mr. Hammer's employment with the Company will terminate upon the effective time (the "Effective Time") of the merger of Purchaser with and into the Company (the "Merger"). The Separation Agreement includes an agreement by Mr. Hammer to maintain the confidentiality of certain information and an agreement by Mr. Hammer not to compete with the Company for a period of three years following the Effective Time. Under the Separation Agreement, at the Effective Time Mr. Hammer will receive a payment of $1,000,000 and all unvested Company stock options granted to Mr. Hammer under the Norand Corporation Long Term Incentive Program and the Norand 1989 Stock Option Plan will become fully vested. The Separation Agreement also provides for the continuation of medical, life and accidental death and dismemberment insurance coverage for Mr. Hammer and his dependents for a period of three years following the Effective Time (which period may be extended by mutual agreement of the parties). The Separation Agreement also provides that for a period of one year commencing at the Effective Time, the Company will retain Mr. Hammer as a consultant for a fee of $800,000 payable at the Effective Time. The Separation Agreement also provides for payment to Mr. Hammer of a tax gross-up payment equal to the amount of excise tax that may be payable by Mr. Hammer under Section 4999 of the Internal Revenue Code of 1986, as amended (relating to taxes on excess parachute payments) due to payments under the Separation Agreement and other

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payments and benefits that may be subject to such taxes. The gross-up payment would also include an amount for interest and penalties relating to payment of the excise tax and such other payments.

    In consideration for his services as Lead Director in connection with the discussions with Parent and the negotiation and execution of the Merger Agreement, Charles G. Moore, a director of the Company will receive a payment of $100,000.

    (b)(2)

    THE MERGER AGREEMENT. The following summary description of the Merger Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to the Schedule 14D-9.

    The Merger Agreement provides that in accordance with the provisions thereof and the General Corporation Law of the State of Delaware (the "DGCL"), at the date and time when the Merger shall become effective pursuant to Section 2.02 of the Merger Agreement (the "Effective Time"), the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and continue its corporate existence under the laws of the State of Delaware. At the Effective Time the separate existence of the Purchaser shall cease.

    Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by Parent, the Purchaser, any subsidiary of Parent or the Purchaser or in the treasury of the Company, which shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, and other than shares, if any, held by stockholders who perfect their appraisal rights under Delaware law ("Dissenting Shares")) will be converted into the right to receive $33.50 net to its holder in cash or any higher price per Share paid in the Offer (the "Merger Price"), payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such share.

    For a description of certain appraisal rights available to stockholders under the DGCL in connection with the Merger, see "--Appraisal Rights" below in this Item 3(b)(2).

    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

    Under the Merger Agreement, the Company and Parent have agreed to take all actions necessary to provide that immediately prior to consummation of the Offer
(i) each outstanding option to purchase Shares (the "Options") granted under any of the Company's 1989 Stock Option Plan, the Company's Long-Term Performance Program or the Company's 1994 Stock Option Plan for Non-Employee Directors (collectively, the "Option Plans") will, by virtue of the Merger and without any further action on the part of the Company or the holder of such Option, be assumed by Parent in a manner which complies with certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"). At the Effective Time, all references in the Option Plans to the Company will be deemed to refer to Parent, and Parent will issue to each holder of an Option a document evidencing the assumption of such option by Parent. Each Option assumed by Parent will be exercisable upon the same terms and conditions including, without limitation, vesting, as under the applicable Option Plan and the applicable option agreement issued thereunder, except that (a) each such Option will be exercisable for the number of shares of Common Stock, par value $1.00 per share, of Parent ("Parent Common Stock") (rounded to the nearest whole share) obtained by multiplying the number of shares subject to such Option immediately prior to the Effective Time by $33.50 and dividing the result by the average of the closing prices for the Parent Common Stock reported on the New York Stock Exchange Consolidated Tape for the 10 consecutive trading days immediately prior to the Effective Time; and
(b) the option price per share of Parent Common Stock shall be an amount equal to

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the aggregate exercise price of such Option prior to adjustment divided by the number of shares of Parent Common Stock subject to such Option after adjustment (the option price per share, as so determined, being rounded upward to the nearest full cent). The date of grant of each Parent Option will be the date on which the corresponding Option was granted. No payment will be made for fractional interests.

    Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans (i) the Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time and
(ii) the Company will use all reasonable efforts to ensure that following the Effective Time no holder of Options or any participant in any Option Plan or any other such plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

    The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Purchaser will be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided by law, except that the name of the Surviving Corporation will be "Norand Corporation."

    Under the Merger Agreement the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

    AGREEMENTS OF THE COMPANY, PARENT AND THE PURCHASER. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the purchase of and payment for shares of Common Stock by the Purchaser pursuant to the Offer for the purpose of considering and adopting the Merger Agreement and such other matters as may be necessary to consummate the transactions contemplated by the Merger Agreement.

    Under the Merger Agreement, in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise, at the request of Parent or the Purchaser, Parent, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of shares of Common Stock by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

    In the Merger Agreement, the Company has covenanted and agreed that, except as contemplated by the Merger Agreement or as expressly agreed to in writing by Parent, during the period from the date of the Merger Agreement to the Control Date (as defined in "--Directors" below in this Item 3(b)(2)), each of the Company and its subsidiaries will conduct its operations according to its ordinary course of business consistent with past practice and will use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its key employees and to maintain satisfactory relationships with material suppliers, distributors, customers and others having business relationships with it and will take no action not required by law that would materially adversely affect the ability of the parties to consummate the transactions contemplated by the Merger Agreement or be inconsistent with such transactions.

    In the Merger Agreement, the Company has covenanted and agreed that prior to the Effective Time it will keep Parent advised of the status of all discussions and negotiations concerning possible acquisitions

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and divestitures by it or any of its subsidiaries of any corporations or businesses, and has further agreed that without the prior written consent of Parent it will not make, or agree to make, any such acquisition or divestiture.

    Under the Merger Agreement, the Company has agreed that prior to the Effective Time it will not, and will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing nonpublic information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or its subsidiaries or acquisition of all or substantially all of the assets or capital stock of the Company and its subsidiaries taken as a whole (an "Acquisition Transaction") or negotiate or explore with any person (other than Parent, the Purchaser or their respective directors, officers, employees, agents and representatives) any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement; provided that the Company may in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party furnish information to such third party, and negotiate, explore or otherwise communicate with such third party, in each case only if the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisors and outside legal counsel, and after the receipt of the advice of outside legal counsel to the Company that failing to take such actions would constitute a breach of the fiduciary duty of the Board, that failing to take such action would constitute a breach of the fiduciary duties of the Board. The Company has agreed to advise Parent as promptly as practicable in writing of the receipt of any inquiries or proposals relating to an Acquisition Transaction and any actions described in this paragraph.

    Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, and subject to any limitations imposed by applicable law or the terms of any of the Company's or its subsidiaries' classified contracts, the Company has agreed to give Parent and its authorized representatives (including counsel, environmental and other consultants, accountants and auditors) access during normal business hours to all facilities, personnel and operations and to all books and records of the Company and its subsidiaries, and to permit Parent to make such inspections as it may reasonably require and to cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to its business and properties as Parent may from time to time reasonably request. Pursuant to the Merger Agreement, Parent has agreed that any information furnished to Parent, its subsidiaries or its authorized representatives will be subject to the provisions of the Confidentiality Agreement. See--"Other Agreements" below in this Item 3(b)(2).

    The Merger Agreement provides that, subject to the terms and conditions therein provided and applicable law, each of the Company, Parent and the Purchaser will use its reasonable best efforts promptly to consummate the transactions contemplated by the Merger Agreement, including, without limitation using such reasonable best efforts to (i) obtain all necessary consents, approvals or waivers under its material contracts and (ii) lift any legal bar to the Merger; provided, however, that the foregoing will not require Parent, the Purchaser or any other affiliate of Parent to agree to any action or restriction which, if imposed by a governmental entity, would constitute a condition described in paragraph (A) of Section 14 of the Offer to Purchase.

    Under the Merger Agreement, before issuing any press release or otherwise making any public statements with respect to the Merger Agreement, the Offer or the Merger, Parent, the Purchaser and the Company will consult with each other as to its form and substance and will not issue any such press release or make any such public statement prior to such consultation, except in either case as may be required by law.

    Under the Merger Agreement, each of the Company and Parent have agreed to give prompt notice to the other party of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence,

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of which would be likely to cause (A) any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the acceptance for payment of shares of Common Stock pursuant to the Offer, (B) any condition set forth in Section 14 of the Offer to Purchase to be unsatisfied in any material respect at any time from the date of the Merger Agreement to the date the Purchaser purchases shares of Common Stock pursuant to the Offer or (C) any conditions set forth in Section 14 of the Offer to Purchase to be unsatisfied in any material respect at any time from the date of the Merger Agreement to the Effective Time, and (ii) any material failure of the Company or Parent, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that the delivery of any notice pursuant to this paragraph will not limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice.

    Under the Merger Agreement, from and after the Effective Time, Parent will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of or related to actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, including without limitation the transactions contemplated by the Merger Agreement, to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation and By-Laws and agreements in effect at the date of the Merger Agreement (to the extent consistent with applicable law).

    Pursuant to the Merger Agreement, for a period of five years after the Effective Time, Parent has agreed to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance.

    Parent has agreed pursuant to the Merger Agreement that following consummation of the Offer, it will cause the Company to honor in accordance with their terms certain existing employment contracts and employee benefits in effect on the date of the Merger Agreement. In addition, Purchaser has agreed in the Merger Agreement to provide or cause the Company to provide to individuals who are employed by the Company or any of its subsidiaries until the first anniversary of the Effective Time employee benefits that are in the aggregate no less favorable than those provided to them as of the date of the Merger Agreement, other than the Company's Employee Stock Purchase Plan. Parent will make its employee stock purchase plan available to employees of the Company as promptly as practicable following the Effective Time.

    Pursuant to the Merger Agreement, the Company has agreed that prior to the Effective Time, it will use its reasonable best efforts to cause the Consulting Agreement between the Company and Donald W. Rowley, dated February 12, 1996, as amended, and the Consulting Agreement between the Company and Jay Alix dated January 16, 1996, as amended, to be amended to provide that in lieu of the warrants to purchase shares of Common Stock granted pursuant to such agreements, Mr. Rowley and Mr. Alix each be entitled to receive from the Company an immediate cash payment from the Company equal to the Merger Price multiplied by the number of shares of Common Stock for which their respective warrants are exercisable, minus the aggregate exercise price of such warrants.

    Under the Merger Agreement, Parent has agreed to use its reasonable best efforts to assist the Company in obtaining from The Bank of New York Financial Corporation ("BONYFC") a written commitment to the Company extending through at least May 31, 1997 to lend up to $75 million to the Company on commercially reasonable terms that are no less favorable to the Company than the terms of

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the latest written proposal made by BONYFC to the Company as of the date hereof;
provided, however, that such agreement will not obligate Parent to incur any fees or expenses payable to BONYFC or to guarantee, directly or indirectly, any obligations or indebtedness of the Company.

    If, notwithstanding the foregoing, BONYFC does not extend such written commitment to the Company on or before March 15, 1997, then, at the Company's option, Parent will purchase from the Company, and the Company will sell to Parent, shares of a newly created Series A Convertible Preferred Stock of the Company ("Series A Convertible Preferred Stock") for an aggregate purchase price of $25,000,000 payable to the Company by wire transfer in immediately available funds with the closing of such purchase and sale to take place no later than March 31, 1997. If this provision becomes effective and the Series A Convertible Preferred Stock is issued, it will have substantially the following terms. The Series A Convertible Preferred Stock will have a liquidation preference of $25,000,000 and will be convertible after the first anniversary of the issue date, at the option of the holder into Common Stock at the rate of one share of Common Stock for each $23.00 of liquidation preference, subject to antidilution provisions substantially identical to those in the Company's Series A and Series B Warrants. The dividend will be 6 1/2% per annum of the liquidation preference and will be payable at the option of the Company in shares of Series A Convertible Preferred Stock or cash. The Company will be required to redeem the Series A Convertible Preferred Stock at the request of the holder upon the earlier to occur of (i) consummation of a transaction resulting in a change in control of the Company and (ii) the tenth anniversary of the date of issuance. The Company may redeem the Series A Convertible Preferred Stock at the option of the Company (i) during the first year after the date of issuance at 110% of the liquidation preference and (ii) after the first year from the date of issuance at 100% of liquidation preference as long as the Company's common stock has traded in excess of $25.30 for any 10 consecutive trading days. If the Company defaults on its mandatory redemption obligation, the dividend rate will increase by 25 basis points, and will thereafter increase by an additional 25 basis points for each 91-day period the default continues, up to a maximum dividend rate of 10 1/2%. During continuance of the default, the holder will be entitled to appoint one member of the Company's Board of Directors.

    DIRECTORS. In the Merger Agreement, the Company has agreed that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for shares of Common Stock purchased pursuant to the Offer representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, and from time to time thereafter, the Company will, upon request of Parent, promptly take all actions necessary to cause a majority of the directors of the Company to consist of Parent's designees, including by accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Company's Board of Directors and causing Parent's designees to be elected. The Company's obligations to appoint Parent's designees to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, if applicable. Following the election or appointment of Parent's designees as described in this paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company or the Company's Board of Directors, any extension by the Company or the Company's Board of Directors, of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights under the Merger Agreement or any other action by the Company concerning the Merger Agreement or any of the transactions contemplated thereby, will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains certain representations and warranties by the Company, including representations and warranties concerning: the organization and qualification of the Company and its subsidiaries; the capitalization of the Company; the authority of the Company relative to the execution and delivery of, and consummation of the transactions contemplated by, the Merger Agreement and approval by the Board regarding certain related matters; the absence of any violations of the corporate documents and certain instruments of the Company or its subsidiaries or of any statute, rule, regulation, order or decree, subject to certain exceptions; the accuracy of reports and

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documents filed by the Company with the Securities and Exchange Commission (the
"Commission") since January 1, 1994 and certain financial statements of the Company; the absence since November 30, 1996 (except as amended or supplemented in filings prior to the date of the Merger Agreement with the Commission) to the date of the Merger Agreement of any event or occurrence (including the incurrence or existence of any liability) which, individually or in the aggregate, would have a Company Material Adverse Effect (as defined in the Merger Agreement); the absence of litigation which could have a Company Material Adverse Effect; compliance by the Company with applicable laws, regulations, and similar matters; payment by the Company of taxes; compliance with certain laws relating to employee benefit plans; the possession of right, title and interest by the Company and its subsidiaries in certain intellectual property; the absence of ongoing infringement by the Company of intellectual property rights belonging to a third-party, indemnification by the Company for any such infringement or claims or demands against the Company for any such infringement; the absence of pending or threatened challenges, or grounds for a challenge, to the rights of the Company to use certain trade secrets or proprietary or confidential information; the absence of any material defect in the programming and operation of the Company's software; the absence of material rights of third parties to use the Company's software; the taking by the Board of all appropriate and necessary action such that the provisions of Section 203 of the DGCL will not apply to the transactions contemplated by the Merger Agreement; and incurrence of broker's and similar fees.

    The Merger Agreement also contains certain representations and warranties by Parent and the Purchaser, including that Parent or the Purchaser has and will have at the time of acceptance for payment and purchase of Shares under the Offer and at the Effective Time the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby and to pay related fees and expenses.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment of each of the following conditions: (i) the Purchaser shall have accepted for payment and paid for shares of Common Stock pursuant to the Offer in accordance with the terms thereof; (ii) the vote of the stockholders of the Company necessary to consummate the transactions contemplated by the Merger Agreement shall have been obtained, if required by applicable law; and (iii) no statute, rule, regulation, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any domestic, foreign or supranational government or governmental, administrative or regulatory authority or agency of competent jurisdiction or by any court or tribunal of competent jurisdiction, domestic, foreign or supranational, that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written consent of the Boards of Directors of Parent and the Company; (ii) by either Parent or the Company if, without any material breach of the terminating party of its obligations under the Merger Agreement, the purchase of shares of Common Stock pursuant to the Offer shall not have occurred on or before September 30, 1997 (which date may be extended by mutual written consent of the parties to the Merger Agreement); (iii) by Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any shares of Common Stock being purchased thereunder; or (iv) by either Parent or the Company if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts, subject to certain limitations, to remove or lift such order, decree or ruling.

    The Merger Agreement may be terminated and the Offer and the Merger may be abandoned by action of the Board of Directors of Parent at any time prior to the purchase of shares of Common Stock

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pursuant to the Offer if (i) the Board shall withdraw, modify or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Parent, (ii) the Board shall have recommended any proposal other than by Parent or the Purchaser in respect of an Acquisition Transaction, or (iii) a proposal for an Acquisition Transaction other than by Parent or the Purchaser shall be publicly disclosed and at the scheduled expiration of the Offer the condition that a number of shares of Common Stock representing at least a majority of the number of shares of Common Stock outstanding on a fully diluted basis be validly tendered and not withdrawn at the expiration of the Offer shall not have been satisfied.

    Upon termination of the Merger Agreement, Parent has agreed to return to the Company all copies of non-public information supplied to Parent by the Company in Parent's possession at the time of such termination.

    The Merger Agreement may be terminated and the Merger may be abandoned by action of the Board at any time prior to the Effective Time (i) if there shall be a material breach of any of Parent's or the Purchaser's representations, warranties or covenants under the Merger Agreement, which breach shall not be cured within ten days of notice thereof, or (ii) to allow the Company to enter into an agreement in respect of an Acquisition Transaction which the Board has determined is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement (provided that such termination shall not be effective unless and until the Company shall have paid to Parent the fee described in the second paragraph under "--Fees and Expenses" below).

    FEES AND EXPENSES. Except to the extent Parent becomes entitled to an expense reimbursement fee as described in the following paragraph, Parent and the Company will bear their respective expenses incurred in connection with the Merger Agreement, the Offer and the Merger, including, without limitation, the preparation, execution and performance of the Merger Agreement and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

    If (i) Parent shall have terminated the Merger Agreement as described in the second paragraph of "--Termination" above or (ii) the Company shall have terminated the Merger Agreement as described in clause (ii) of the fourth paragraph of "--Termination" above, then the Company shall promptly, but in no event later than two business days after the date of such termination or event, pay Parent a termination fee of $9,000,000. If Parent shall have terminated this Agreement pursuant to clause (iii) of the second paragraph of "--Termination" above and, within one year after such termination, the Company shall have entered into a definitive agreement providing for an Acquisition Transaction, the Company shall promptly, but in no event later than two days after the date of such definitive agreement, pay Parent a termination fee of $9,000,000. Any termination fee payable as described in this paragraph shall be paid by the issuance to Parent of shares of a newly issued series of preferred stock of the Company (the "Series B Convertible Preferred Stock") having substantially the following terms. The Series B Convertible Preferred Stock will have a liquidation preference of $9,000,000 and will be convertible after the expiration of six months from the issue date, at the option of the holder into Common Stock at the rate of one share of Common Stock for each $23.00 of liquidation preference, subject to antidilution provisions substantially identical to those in the Company's Series A and Series B Warrants. The dividend will be 6% per annum of the liquidation preference and will be payable at the option of the Company in shares of Series B Convertible Preferred Stock or cash. The Company will be required to redeem the Series B Convertible Preferred Stock at the request of the holder upon the earlier to occur of (i) consummation of a transaction resulting in a change in control of the Company and (ii) the third anniversary of the date of issuance. The Company may redeem the Series A Convertible Preferred Stock at the option of the Company (i) during the first year after the date of issuance at 110% of the liquidation preference and (ii) after the first year from the date of issuance at 100% of liquidation preference as long as the Common Stock has traded in excess of $25.30 for any 10 consecutive trading days. If the Company defaults on its mandatory redemption obligation, the dividend rate will increase by 25 basis points, and will thereafter increase by an additional 25 basis points for each

91-day period the default continues, up to a maximum dividend rate of 10%. During continuance of the default, the holder will be entitled to appoint one member of the Board.

    AMENDMENT. At any time prior to the Effective Time, subject to applicable law and the provisions of the Merger Agreement, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, the Purchaser and the Company with respect to any of the terms contained therein; provided, however, that after any approval and adoption of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplementation shall be made which reduces the amount of per-share consideration paid in the Merger or the form of consideration therefor or which in any way materially adversely affects the rights of such stockholders without the further approval of such stockholders. Following the election or appointment of Parent's designees as Directors of the Company as described above and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or any other action by the Company concerning the Merger Agreement or any of the transactions contemplated thereby, will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent.

    WAIVERS. At any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party. Following the election or appointment of Parent's designees as Directors of the Company as described above and prior to the Effective Time, any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent.

    OTHER AGREEMENTS. The following summary description of the Original Equipment Manufacturer Agreement (the "OEM Agreement") is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to the Schedule 14D-9. The OEM Agreement gives Parent and its subsidiaries the non-exclusive right to sell and license pen-based data collection terminals and computers, charge coupled device products, and radio products of the Company and the accessories, software and spare parts for such products, for use in healthcare, manufacturing, warehouse and distribution applications worldwide in such geographic locations where such products are certified. The OEM Agreement is in effect as of January 21, 1997 and will expire on January 21, 1999; provided, however, that the term of the OEM Agreement will automatically be extended for successive one-year periods ending on the anniversary of January 21, 1999, unless either party has, on or before 60 days prior to the next scheduled renewal date, given notice to the other of its intention not to renew the term of the OEM Agreement.

    The OEM Agreement provides that the Company will sell the specified products to Parent at a price based on the volume of purchases by Parent during the twelve-month period ending on the preceding January 19, such price being no less favorable than the lowest price then being charged by the Company for sales of such products to other purchasers with sales volumes similar to Parent's volume purchases during such twelve-month period. For the period beginning January 21, 1997 and continuing through January 19, 1998, the Company will sell products to Parent at a price based on the sales forecast covering the twelve-month period beginning on April 1, 1997, such price being no less favorable than the lowest price then being charged by the Company for sales of such products to other purchasers based on sales volumes similar to such forecast.

    In February 1996, the Company and Parent (together with Intermec) entered into the Confidentiality Agreement relating to (1) the mutual exchange of confidential information concerning the business and affairs of each party and
(2) the agreement of each party to refrain from certain actions affecting control of the other party. Pursuant to the Confidentiality Agreement, the Company and Parent exchanged certain financial, technical, commercial and other information concerning their respective businesses and affairs and agreed, among other things, to use the confidential materials solely for the purpose of evaluating a possible business combination or strategic relationship between the Company and Parent. The Confidentiality Agreement prohibits disclosure of the following, without prior written consent of the other party, (a) the contents of the confidential materials, (b) the existence of the Confidentiality Agreement, and
(c) the existence of and status of negotiations over a possible business combination or strategic relationship.

    Pursuant to the Confidentiality Agreement, the Company and Parent also agreed, for a period of three years following the date of the Confidentiality Agreement, not to directly or indirectly, without prior written consent of the other party, (i) acquire, or offer, propose or agree to acquire, any shares of the other party's common stock, or securities convertible or exchangeable into, or the rights to acquire, such stock, (ii) solicit proxies or consents with respect to such stock, become a participant in any election contest relating to the election of directors of the other party or initiate, propose or otherwise solicit holders of such stock with respect to any such proposal, (iii) form, join or participate in a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to such stock, (iv) arrange or participate in any arranging of financing for the purchase of such stock, (v) propose, disclose any intent to propose or contact any officers, employees, directors, stockholders or agents of the other party or any other person or entity with respect to any acquisition, business combination, recapitalization or similar transaction with respect to the other party or any material amount to its assets, or request any waiver, amendment or termination of certain provisions of the Confidentiality Agreement or (vi) attempt in any way to control the other party. The Confidentiality Agreement also prohibits any direct or indirect solicitation, negotiation or hiring of employees of one party by the other party for a period of three years following the date of the Confidentiality Agreement, except through or in response to general advertisement.

    Pursuant to the Merger Agreement, Parent was released from the restrictions described in the preceding paragraph.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    At a special meeting held on January 21, 1997, the Board of Directors of the Company (the "Board"), unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to and in the best interests of the holders of shares of Common Stock and recommends that stockholders accept the Offer and tender their shares of Common Stock. In making such recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following;

        (i) the financial and other terms and conditions of the Merger
    Agreement;

        (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various risks and uncertainties associated with those prospects, including the Company's competitive environment, new product development efforts and the status of other business initiatives;

       (iii) the Company's capital requirements, the terms of the Company's existing credit facility, which the Board considered to be unfavorable, the status of the Company's efforts to replace such credit facility and the terms upon which the Company anticipated that new financing would be available to it;

        (iv) the fact that the $33.50 per share cash price to be received by the Company's stockholders in both the Offer and the Merger represented a 74% premium over the last executed trade price of $19.25 per share on January 21, 1997, the last full trading day prior to the announcement of the execution of the Merger Agreement, and premiums of 87.4% and 97.1% over the last executed trade prices of $17.88 per share and $17.00 per share on January 15, 1997 and December 23, 1996, respectively, the dates seven days and thirty days, respectively, prior to the announcement of the execution of the Merger Agreement;

        (v) the fact that the Offer and the Merger would not be subject to any financing condition, that Parent has represented that it has sufficient financing to provide the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby and to pay the related fees and expenses;

        (vi) the written opinion received by the Company from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") on January 21, 1997 to the effect that as of that date and based upon its review and analysis and subject to the assumptions, limitations and qualifications set forth therein, the $33.50 per share cash consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. A copy of the written opinion dated January 21, 1997 of DLJ, which sets forth the assumptions made, procedures followed, other matters considered and limits of the review by DLJ is filed as an exhibit to this Schedule 14D-9 and is also attached hereto as Annex
    II. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

       (vii) the fact that other potential acquirors had declined invitations by the Company to explore a business combination with the Company and the Board's view that there was not likely to be another financially capable potential acquiror who would be interested in acquiring the Company on more attractive terms; and

      (viii) the fact that, to the extent required by the fiduciary obligations of the Board under Delaware law, the Company may terminate the Merger Agreement in order to approve another proposed business combination by a third party upon the payment of a $9,000,000 termination fee, which termination fee would not be required to be paid in cash, but rather in the form of the issuance of shares of a new class of preferred stock of the Company. See "Item 3. Identity and Background-- Merger Agreement--Termination."

    The Board's approval and recommendation was based on the totality of the information considered by it. The Board did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

BACKGROUND OF THE OFFER; CONTACTS WITH PARENT AND PURCHASER

    Initial contacts between the Company and Parent concerning a possible business combination or other strategic relationship began in January 1996. In February 1996, the Company and Parent entered into a mutual confidentiality/standstill agreement (the "Confidentiality Agreement") and began exchanging certain non-public information concerning the Company. This process continued through May 1996.

    In early 1996, the Company, through its representatives and advisors, approached several other entities regarding a possible acquisition of the Company by such entities. None of the entities so approached expressed an interest in acquiring the Company.

    In June 1996, the Company and Parent agreed to defer further consideration of a possible transaction pending the resolution of certain stockholder litigation against the Company. An agreement providing for the settlement of such litigation was reached in August 1996 and confirmed by the court in December 1996.

    In the fall of 1996, the Company approached two of the entities which it had approached in early 1996 to further explore the possibility of an acquisition of the Company by such entities. The two entities so approached again expressed no interest in acquiring the Company.

    On January 6 and 7, 1997, representatives of the Company and Parent met to discuss a possible business combination and the Company's financial outlook. Additional discussions were held by telephone over the period between January 8 and January 16. On January 16, 1997, Parent proposed to the Company, subject to completion of its review and analysis of the Company and the negotiation of a definitive agreement, to acquire the Company for $33.75 per share in cash through a tender offer and a merger. On January 19, 1997, the Company's Board of Directors held a special meeting at which the Company's directors discussed with the Company's legal and financial advisors the terms of a proposed acquisition of the Company by Parent. Meetings among representatives of the Company and Parent and their advisors took place on January 19 through January 21 at which the significant terms of the Merger Agreement were negotiated. On January 21, 1997, Parent indicated that as a result of the conclusions reached from its review and analysis of the Company to date, Parent was unwilling to proceed with an acquisition of the Company at $33.75 per share and Parent requested a significant reduction in the per share price. After consultation with certain of its directors and its management and legal and financial advisors, the Company proposed, subject to the approval of its Board of Directors, to proceed with a transaction with Parent at a price of $33.50 per share in cash provided that Parent agree to the Company's remaining requirements concerning the terms of the definitive transaction agreement. Parent's representatives accepted these terms subject to the approval of the Executive Committee of the Board of Directors of Parent. On January 21, 1997, the Merger Agreement was presented to, and approved by, the Board and the Executive Committee of the Board of Directors of Parent (acting with the authority of the full Board of Directors of Parent), and the Merger Agreement was executed by the parties.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company and DLJ have entered into a letter agreement dated January 7, 1997 (the "Engagement Letter").

    Pursuant to the Engagement Letter, DLJ was engaged to act as the exclusive financial advisor to the Company for a period of 12 months with respect to the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company (each, a "Transaction"). The Engagement Letter provides that the Company will pay to DLJ for its services (i) a fee of $600,000 at the time DLJ notifies the Board of Directors of the Company that it is prepared to deliver its opinion as to the fairness from a financial point of view of any proposed Transaction with Parent and an additional fee of $100,000 for each update of a prior opinion delivered by DLJ with respect to a Transaction with Parent and (ii) additional cash compensation in an amount equal to the sum of (x) $2,250,000 plus (y) five percent (5.0%) of any increase in the Share Value (as defined below) in excess of $30.00 per share of Common Stock less (z) any amounts previously paid by the Company; provided, however, that in no event will the compensation payable pursuant to the Engagement Letter exceed one percent (1.0%) of the Transaction Value (as defined below). Such additional compensation is contingent upon and payable in cash promptly upon consummation of a Transaction. The Company has also agreed to reimburse DLJ for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel, but not to exceed $15,000 without the prior approval of the Company, and to indemnify DLJ and certain related parties against certain liabilities, including liabilities under the federal securities laws.

    As used in the foregoing paragraph, (1) the term "Share Value" means the price per share received by the Company and/or its stockholders multiplied by the number of shares of Common Stock outstanding (treating any shares issuable upon the exercise of options, warrants or other rights of conversion as outstanding) and (2) the term "Transaction Value" means the aggregate amount of consideration received by the Company and/or its stockholders (treating any shares issuable upon the exercise of options, warrants or other rights of conversion as outstanding.)

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    The Company, and to the knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries has effected any transaction in the Company's securities in the past 60 days. To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also stockholders intend to either tender their Shares in the Offer or vote in favor of the Merger.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
Exhibit 1    Agreement and Plan of Merger dated as of January 21, 1997 among Parent, Purchaser and the Company.

Exhibit 2    Pages 2-12 of the Proxy Statement.

Exhibit 3    Press Release dated January 22, 1997.

Exhibit 4    Letter to stockholders of the Company dated January 24, 1997.

Exhibit 5    OEM Agreement dated as of January 21, 1997 between Parent and the Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Norand Corporation

                                By:             /s/ N. ROBERT HAMMER
                                     -----------------------------------------
                                                  N. Robert Hammer
                                      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

Dated: January 24, 1997

                                                                         ANNEX I

                               NORAND CORPORATION
                            550 Second Street, S.E.
                            Cedar Rapids, Iowa 52401

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

    This Information Statement, which is being mailed on or about January 24, 1997 to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock") of Norand Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the designation by Western Atlas Inc., a Delaware corporation ("Parent"), of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of January 21, 1997 (the "Merger Agreement") among the Company, Parent and WAI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser").

    Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on January 24, 1997 to purchase all of the issued and outstanding shares (the "Shares") of the Common Stock at a price of $33.50 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated January 24, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday February 21, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than a majority of the Company's outstanding Shares on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, in the treasury of the Company or by any subsidiary of Parent, Purchaser or the Company, all of which will be cancelled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $33.50.

    Following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser, waiver of any of the Company's rights under the Merger Agreement or any other action by the Company concerning this Agreement or any of the transactions contemplated by the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who were not designated by Parent.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and the Parent are located at 360 North Crescent Drive, Beverly Hills, California 90210-9867.

GENERAL

    The Shares of Common Stock are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of January 17, 1997, there were 7,842,905 Shares outstanding. The Board currently consists of five
(5) members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares representing at least a majority of the Shares then actually outstanding, the Company shall, upon the request of Parent, take all actions necessary to cause a majority of the directors of the Company to consist of the Parent Designees, including by accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Parent Designees to be elected.

    Parent has informed the Company that each of the Parent Designees listed below has consented to act as a director of the Company.

    It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than February 21, 1997, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

    Biographical information concerning each of the Parent Designees and the Company's directors and executive officers is presented below.

PARENT DESIGNEES

    ALTON J. BRANN. Mr. Brann has been a director, Chairman of the Board and Chief Executive Officer of Parent since 1994. Mr. Brann was the Chairman of the Board of Litton Industries, Inc. from 1994 to 1995, the Chief Executive Officer of Litton from 1992 to 1994, and President of Litton from 1990 to 1994.

    MICHAEL E. KEANE. Mr. Keane has been Senior Vice President and Chief Financial Officer of Parent since 1996. Prior to assuming his present position, Mr. Keane served as Vice President and Treasurer from 1994 to 1996, and as Director of Pensions and Insurance of Litton Industries, Inc. from 1991 to 1994.

    NORMAN L. ROBERTS. Mr. Roberts has been Senior Vice President and General Counsel of Parent since 1994. Prior to assuming his present position, Mr. Roberts served as Senior Vice President and General Counsel of Litton Industries, Inc. from 1990 to 1994.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
N. Robert Hammer...............................          54   Mr. Hammer has been Chairman, President and Chief Executive
                                                              Officer of the Company since 1988. Mr. Hammer received a
                                                              Bachelor of Science degree from Columbia University in
                                                              1965, and a Master of Business Administration degree from
                                                              Columbia University in 1967.

Keith B. Geeslin...............................          43   Mr. Geeslin has been a director of the Company since 1988.
                                                              Mr. Geeslin is a General Partner of the Sprout Group, a
                                                              division of DLJ Capital Corporation, where he has been
                                                              employed since 1984. In addition, he is a General Partner
                                                              of the general partner of a series of investment funds
                                                              managed by the Sprout Group. In addition to the Company,
                                                              Mr. Geeslin is a director of Actel Corporation, SDL, Inc., and several privately-held companies. Mr. Geeslin received a Bachelor of Science, Electrical Engineering degree from
                                                              Stanford University in 1975, a Master of Arts, Philosophy,
                                                              Politics and Economics degree from Oxford University in
                                                              1977, and a Master of Science, Engineering-Economic Systems
                                                              degree from Stanford University in 1978.

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
Charles G. Moore III...........................          53   Mr. Moore has been a director of the Company since 1988 and
                                                              Senior Director since January 1996. Since March 1994, Mr.
                                                              Moore has been president of Little Diamond Island
                                                              Enterprises, a venture capital investment firm. Mr. Moore
                                                              was Chairman and Chief Executive Officer of Digital
                                                              Communications Associates, Inc., a manufacturer of hardware and software products for the personal computer networking environment, from November 1993 to March 1994. From January
                                                              1982 to June 1993 Mr. Moore was a General Partner of Welsh,
                                                              Carson, Anderson & Stowe, a venture capital investment
                                                              firm. Mr. Moore serves on the board of directors of one
                                                              privately-held company. Mr. Moore received a Bachelor of
                                                              Arts, Mathematics degree from Dartmouth College in 1965 and
                                                              Master of Science and Ph.D., Computer and Communications
                                                              degrees from the University of Michigan in 1967 and 1971,
                                                              respectively. From 1972 to 1975, Mr. Moore served on the
                                                              faculty of Cornell University in the Department of Computer
                                                              Science.

Fred W. Wenninger..............................          57   Mr. Wenninger has been a director of the Company since
                                                              1989. Since August 1995, Mr. Wenninger has served as
                                                              President and Chief Executive Officer of Keytronic Corp., a
                                                              manufacturer of computer keyboards. From May 1989 to
                                                              December 1993, Mr. Wenninger was President and from May
                                                              1989 to October 1993 he was also Chief Executive Officer of
                                                              Iomega Corporation, a computer disk drive manufacturer. Mr.
                                                              Wenninger is also a director of Keytronic Corp. and Hach
                                                              Company. Mr. Wenninger received a Bachelor of Science,
                                                              Physics degree and Master of Science and Ph.D., Engineering degrees from Oklahoma State University in 1959, 1962 and
                                                              1964, respectively.

                                                                    BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
                     NAME                            AGE                         AND OTHER INFORMATION
-----------------------------------------------      ---      -----------------------------------------------------------
Hatim A. Tyabji................................          51   Mr. Tyabji has been a director of the Company since March
                                                              1995. Mr. Tyabji is Chairman, President and Chief Executive
                                                              Officer of VeriFone, Inc., a global provider of transaction automation solution for the delivery of electronic payment services; he has been President and CEO since 1986 and
                                                              Chairman since 1992. Mr. Tyabji earned a Bachelor of
                                                              Science, Electrical Engineering degree from the College of
                                                              Engineering in Porrna, India, in 1967, a Master of Science,
                                                              Electrical Engineering degree from the State University of
                                                              New York at Buffalo in 1969, and a Master of Business
                                                              Administration from Syracuse University in 1975. Mr. Tyabji is also a graduate of the Stanford Executive Program.

                      MEETINGS AND COMMITTEES OF THE BOARD

    The Board of Directors has two standing committees: the Audit Committee and the Compensation Committee. The Board of Directors does not have a Nominating Committee. During the fiscal year ended August 31, 1996, the Board of Directors met eight times, the Audit Committee met three times, and the Compensation Committee met four times. During 1996, all directors attended at least 75% of the meetings of the Board of Directors and the committees thereof on which they served.

    The duties of the Audit Committee are to review the scope of the annual audit and interim procedures with the independent auditors; consult with the auditors during any annual audit or interim procedures on any situation that the auditors deem advisable for resolution prior to the completion of the audit or procedures; meet with the auditors to appraise the effectiveness of the audit effort; determine that no restrictions were placed by management on the scope of the examination or its implementation; inquire into the effectiveness of the Company's accounting and internal control functions; review with the auditors and management any registration statement in connection with the public offering of securities and such other financial reports as the committee or the Board of Directors deems advisable; report to the Board of Directors on the results of the committee's activities; and recommend to the Board of Directors any changes in the appointment of independent auditors that the committee deems to be in the best interest of the Company and its stockholders. The members of the Audit Committee are Messrs. Geeslin and Moore.

    The duties of the Compensation Committee are to make recommendations to the Board of Directors concerning the salaries of the Company's officers; to exercise the authority of the Board of Directors concerning the Company's benefit plans, including those plans limited in application to the Company's officers and senior management; to serve as the administration committee of the Company's compensation plans; and to advise the Board of Directors on other compensation and benefit matters. The members of the Compensation Committee are Messrs. Geeslin, Moore, and Tyabji.

                 OWNERSHIP OF THE CAPITAL STOCK OF THE COMPANY

    The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director of the Company,
(ii) the five executive officers of the Company named in the table under "Compensation of Directors and Executive Officers--Summary Compensation Table,"
(iii) all directors and executive officers of the Company as a group, and (iv) based on information available to the Company and a review of statements filed with the Commission pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person that owns beneficially (directly or together with affiliates) more than 5% of the Common Stock, in each case as of November 8, 1996 (unless otherwise noted). The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.

                                                                                      COMMON STOCK
                                                                                      BENEFICIALLY     PERCENTAGE
NAME                                                                                    OWNED(1)      OWNERSHIP(1)
-----------------------------------------------------------------------------------  --------------  ---------------
N. Robert Hammer (2)...............................................................        386,509           4.98%

Keith B. Geeslin (3)...............................................................          9,600              *

Charles G. Moore III (4)...........................................................         20,382              *

Fred W. Wenninger (5)..............................................................          7,665              *

Hatim A. Tyabji (6)................................................................          1,700              *

Scott D. Mercer (7)................................................................          5,139              *

Alan G. Bunte (8)..................................................................         25,842              *

John A. Niemzyk (9)................................................................          8,048              *

Thomas O. Miller (10)..............................................................         36,880              *

All directors and executive officers as a group (11 persons) (11)..................        407,671           6.56%

Kopp Investment Advisors, Inc. (12)................................................      2,265,014          29.55%

------------------------

*   Represents less than 1% of the outstanding shares of Common Stock.

(1) Calculated pursuant to Rule 13d-3(d) under the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 225,010 shares of Common Stock issuable upon exercise of options, Also includes 1,566 shares of Common Stock owned by members of Mr. Hammer's immediate family that may be deemed to be beneficially owned by Mr. Hammer.

(3) Includes 3,800 shares of Common Stock issuable upon exercise of options.

(4) Includes 10,800 shares of Common Stock issuable upon exercise of options.

(5) Includes 6,065 shares of Common Stock issuable upon exercise of options. Also includes 100 shares of Common Stock held by Mr. Wenninger's wife that may be deemed to be beneficially owned by Mr. Wenninger.

(6) Includes 1,700 shares of Common Stock issuable upon exercise of options.

(7) Includes 5,139 shares of Common Stock issuable upon exercise of options.

(8) Includes 21,700 shares of Common Stock issuable upon exercise of options.

(9) Includes 7,470 shares of Common Stock issuable upon exercise of options.

(10) Includes 26,748 shares of Common Stock issuable upon exercise of options.

(11) Includes 218,136 shares of Common Stock issuable upon exercise of options.

(12) Kopp Investment Advisor, Inc. ("Kopp") filed a Schedule 13G with the Commission indicating beneficial ownership of shares of Common Stock. According to the Schedule 13G and to information supplied to the Company by Kopp, (i) Kopp has shared dispositive power with respect to 2,215,014 shares of Common Stock it beneficially owns and sole dispositive power with respect to 50,000 shares of Common Stock it beneficially owns and (ii) Kopp has sole voting power with respect to 181,000 shares of Common Stock beneficially owned. The number of shares beneficially owned by Kopp is indicated as of October 24, 1996. The address of Kopp is 6600 France Ave. S., #672, Edina, MN 55435.

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than the percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the Company's 1996 fiscal year all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten-percent beneficial owners were complied with except that Mr. John A. Niemzyk and Mr. Scott D. Mercer each filed one report late.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

    The following table sets forth a summary of the annual, long-term, and other compensation for services rendered to the Company for the fiscal year ended August 31, 1996, and the prior two fiscal years paid or awarded to those persons who were, at August 31, 1996: (i) the Company's chief executive officer, and
(ii) the Company's four most highly compensated executive officers other than the chief executive officer (collectively, including the Company's chief executive officer, the "Named Executive Officers").

                                                                                                LONG-TERM COMPENSATION
                                                                                              ---------------------------
                                                              ANNUAL COMPENSATION                       AWARDS
                                                   -----------------------------------------  ---------------------------
                                                                            OTHER ANNUAL        RESTRICTED      OPTIONS/
NAME AND                                            SALARY      BONUS       COMPENSATION       STOCK AWARDS       SARS
PRINCIPAL POSITION                        YEAR        ($)        ($)           ($)(1)               ($)           (#)
--------------------------------------  ---------  ---------  ---------  -------------------  ---------------  ----------
N. Robert Hammer                             1996    340,000     --              --                      0         35,100
Chief Executive Officer                      1995    313,333     --              --                      0         20,000(2)
                                             1994    300,000    143,000          --                      0         12,000

Thomas O. Miller                             1996    200,000     --              --                      0         22,975
Senior Vice President                        1995    160,113     17,341          --                      0          8,500(4)
                                             1994    141,251     80,000          --                      0          8,800

Scott D. Mercer                              1996    152,838     50,760          --                      0         16,760
Vice President, Norand International         1995     93,684     61,260          --                      0          4,700(6)
Corporation                                  1994     74,448     18,485          --                      0            500

Alan G. Bunte                                1996    139,833     --              --                      0         14,285
Vice President, Strategic Planning           1995    129,833     20,000          --                      0          7,000(7)
                                             1994    121,500     41,000          --                      0         --

John A. Niemzyk                              1996    133,752     --              --                      0         25,415
Vice President, Operations and               1995    117,153     28,000          --                      0          4,400(9)
Information Technology and Chief             1994     98,208     26,000          --                      0          1,300
Information Officer

                                           PAYOUTS
                                        -------------    ALL OTHER
NAME AND                                LTIP PAYOUTS   COMPENSATION
PRINCIPAL POSITION                           ($)            ($)
--------------------------------------  -------------  -------------
N. Robert Hammer                                  0          8,269(3)
Chief Executive Officer                           0          7,540(3)
                                                  0          6,924(3)
Thomas O. Miller                                  0          5,592(5)
Senior Vice President                             0          5,588(5)
                                                  0          5,546(5)
Scott D. Mercer                                   0              0
Vice President, Norand International              0              0
Corporation                                       0              0
Alan G. Bunte                                     0          4,635(8)
Vice President, Strategic Planning                0          5,465(8)
                                                  0          3,657(8)
John A. Niemzyk                                   0          5,491(10)
Vice President, Operations and                    0          4,883(10)
Information Technology and Chief                  0          4,820(10)
Information Officer

(1) During the fiscal years covered, no Named Executive officer received any other annual compensation in an aggregate amount exceeding the lesser of either $50,000 or 10% of his total annual salary and bonus reported in the preceding two columns.

(2) Represents 20,000 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(3) Represents the Company's matching contribution to the Company's Section 401(k) deferred compensation plan of $4,750 in 1996, $4,620 in 1995, and $4,620 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $3,519 in 1996, $2,920 in 1995, and $2,304 in 1994.

(4) Represents 8,500 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(5) Represents the Company's matching contribution to the Company's Section 401(k) deferred compensation plan of $4,724 in 1996, $5,058 in 1995, and $5,171 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $867 in 1996, $530 in 1995, and $375 in 1994.

(6) Represents 700 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25 plus an additional 4,000 options issued on May 17, 1995, at an exercise price of $33.00.

(7) Represents 7,000 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35,00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25.

(8) Represents the Company's matching contribution to the Company's 401(k) deferred compensation plan of $4,219 in 1996, $5,142 in 1995, and $3,453 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $416 in 1996, $322 in 1995, and $204 in 1994.

(9) Represents 1,400 options originally authorized pursuant to the Company's Long-Term Performance Program on March 31, 1995, at an exercise price of $35.00, and subsequently cancelled and reissued on May 3, 1995, at a repriced exercise price of $30.25 plus an additional 3,000 options issued on June 12, 1995, at an exercise price of $36.13.

(10) Represents the Company's matching contribution to the Company's 401(k) deferred compensation plan of $5,198 in 1996, $4,620 in 1995, and $4,620 in 1994, and represents the value of term life insurance provided in excess of $50,000 of $293 in 1996, $263 in 1995, and $200 in 1994.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following table summarizes the grants of stock options awarded to the Named Executive Officers during the fiscal year ended August 31, 1996, under the Company's 1989 Stock Option Plan and the Company's Long-Term Performance Program.

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                    ANNUAL RATES OF
                                                         INDIVIDUAL GRANTS                            STOCK PRICE
                                    ------------------------------------------------------------    APPRECIATION FOR
                                                     % OF TOTAL                                      OPTION TERM(2)
                                    OPTIONS/SARS    OPTIONS/ SARS   EXERCISE PRICE   EXPIRATION   --------------------
NAME                                 GRANTED(#)        GRANTED         ($/SH)(1)        DATE        5%($)     10%($)
----------------------------------  -------------  ---------------  ---------------  -----------  ---------  ---------
N. Robert Hammer..................       35,100            6.31%           16.50       03/28/06     364,224    923,016
Thomas O. Miller..................        7,500            1.35%           18.00       02/05/06      84,901    215,155
Thomas O. Miller..................       15,475            2.78%           16.50       03/28/06     160,580    406,943
Alan G. Bunte.....................        5,000            0.90%           18.00       02/05/06      56,600    143,437
Alan G. Bunte.....................        9,285            1.67%           16.50       03/28/06      96,348    244,165
Scott D. Mercer...................       10,000            1.80%           18.00       02/05/06     113,201    286,874
Scott D. Mercer...................        6,760            1.22%           16.50       03/28/06      70,147    177,766
John A. Niemzyk...................       20,000            3.60%           13.25       01/24/06     166,657    422,342
John A. Niemzyk...................        5,415            0.97%           16.50       03/28/06      56,190    142,397

(1) The exercise price equals the last reported sale price of the Common Stock on the Nasdaq National Market System on the date of grant of the options.

(2) The potential realizable dollar value of a grant is the product of: (a) the difference between (i) the product of the per share market price at the time of the grant and the sum of 1 plus the stock appreciation rate compounded annually over the term of the option (here, 5% and 10%), and (ii) the per-share exercise price of the option, and (b) the number of securities underlying the grant at fiscal year-end.

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
  OPTION/SAR VALUES

    The following table provides information concerning options exercised by the Named Executive Officers during the fiscal year ended August 31, 1996, and the value at August 31, 1996, of unexercised options.

                                                                                                            VALUE ($) OF
                                                                                            NUMBER OF        UNEXERCISED
                                                                                           UNEXERCISED      IN-THE-MONEY
                                                                                            OPTIONS AT       OPTIONS AT
                                                                                         AUGUST 31, 1996   AUGUST 31, 1996
                                                                                         ----------------  ---------------
                                                      SHARES ACQUIRED        VALUE         EXERCISABLE/     EXERCISABLE/
NAME                                                  ON EXERCISE (#)     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE
---------------------------------------------------  -----------------  ---------------  ----------------  ---------------
N. Robert Hammer...................................              0                 0       112,629/69,971       658/12,504
Thomas O. Miller...................................              0                 0        23,422/39,153        290/5,513
Alan G. Bunte......................................              0                 0        19,193/20,014     10,033/3,308
Scott D. Mercer....................................              0                 0         3,996/19,484        127/2,408
John A. Niemzyk....................................              0                 0         5,914/27,245    39,595/67,179

COMPENSATION OF DIRECTORS

    Non-employee members of the Board of Directors, except Mr. Moore, receive an annual fee of $12,000 (payable $3,000 per quarter) as compensation for their services as directors, a fee of $1,000 for each board meeting attended in person and $750 for each committee meeting attended in person. Mr. Moore serves as Lead Director of the Board of Directors. Mr. Moore receives an annual fee of $24,000 (payable $6,000 per quarter) as compensation for his services as Lead Director, a fee of $2,000 for each board meeting attended in person and $750 for each committee meeting attended in person. Directors are also reimbursed for reasonable costs associated with attendance at board and committee meetings.

    Non-employee members of the Board of Directors also participate in the Company's Stock Option Plan for Non-Employee Directors (the "Plan"), which was adopted by the Board of Directors effective March 16, 1994 (the "Effective Date"), and approved by the stockholders as of December 16, 1994. Pursuant to the Plan, each individual who was a non-employee director as of the Effective Date (Messrs. Geeslin, Moore, and Wenninger) was granted an option to purchase 6,000 shares of Common Stock as of the Effective Date, and each individual who became a non-employee director after the Effective Date was granted an option to purchase 5,000 shares of Common Stock as of the date of his initial appointment as a non-employee director (in each case, the "Initial Grant"). Each non-employee director who continues as a director is automatically granted an option to purchase 2,000 shares of Common Stock on each anniversary of his Initial Grant. In addition, Mr. Moore is automatically granted an additional option to purchase 2,000 shares of Common Stock on each anniversary of his Initial Grant. Options awarded under the Plan become exercisable with respect to one-twentieth of the total shares as of the last day of each quarter anniversary of the date of the award, with the exception of the options awarded in the Initial Grant to non-employee directors who became directors after the Effective Date, which become exercisable with respect to one-fifth of the shares on the first anniversary date of the award and thereafter as to one-twentieth of the total shares as of the last day of each quarter anniversary. Each such option awarded under the Plan bears an exercise price per share of Common Stock equal to the greater of par value or the fair market value of Common Stock on the date the option is granted.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN CONTROL
  ARRANGEMENTS

    The Company's employment policy provides that upon termination, with certain exceptions, each of the Company's vice presidents is entitled to severance pay in the amount of six months pay plus one additional month's pay for each year of service to the Company, not to exceed a combined total of 18 months. In the event of a change in control, enhanced severance may be payable in the event of termination following a change in control on account of certain events, such as elimination of a position, adverse change in duties or compensation, or change in job location. The enhanced severance for vice-presidents is generally equal to two times the employee's annual salary plus bonus, continuation of employee benefits and outplacement services. The Company has entered into an employment agreement with each Named Executive Officer. Each of the agreements contain provisions for payment of a base salary plus bonus, an automobile allowance and reimbursement of certain expenses relating to relocating to Cedar Rapids, Iowa. In addition, pursuant to his employment agreement, Mr. Hammer was granted options for 129,156 shares of Common Stock vesting over a 55-month period beginning April 18, 1989. Mr. Hammer is also entitled pursuant to his employment agreement to termination payments of six months' salary, subject to certain exceptions.

    The Company and Mr. Hammer are also parties to a Change in Control Benefit Agreement pursuant to which Mr. Hammer is entitled to certain benefits in the event of a change in control. Mr. Hammer may be entitled to accelerate up to 100,000 options upon the occurrence of a change in control, if such acceleration does not have an adverse effect on the pooling-of-interest method of accounting. The agreement generally provides that if it is determined that the accelerated vesting upon a change in control of a stock option awarded to Mr. Hammer on September 24, 1996 would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") (relating to excess parachute payments), Mr. Hammer will be entitled to a tax-gross up payment in an amount equal to the amount of the excise tax attributable to the accelerated vesting of the option, taxes incurred by Mr. Hammer on the excise tax and any interest or penalties incurred by Mr. Hammer with respect to such excise tax. Pursuant to the Company's Long-Term Performance Program, Mr. Hammer was awarded 100,000 options at an exercise price of $16.00 on September 24, 1996.

    On January 21, 1997, the Company and Mr. Hammer entered into a Consulting and Separation Agreement (the "Separation Agreement"). Pursuant to the Separation Agreement, Mr. Hammer's employment with the Company will terminate at the Effective Time. The Separation Agreement includes an agreement by Mr. Hammer to maintain the confidentiality of certain information and an agreement by Mr. Hammer not to compete with the Company for a period of three years following the Effective Time. Under the Separation Agreement, at the Effective Time Mr. Hammer will receive a payment of $1,000,000 and all unvested Company stock options granted to Mr. Hammer under the Company's Long-Term Incentive Program and the Company's 1989 Stock Option Plan will beome fully vested. The Separation Agreement also provides for the continuation of medical, life and accidental death and dismemberment insurance coverage for Mr. Hammer and his dependents for a period of three years following the Effective Time (which period may be extended by mutual agreement of the parties). The Separation Agreement also provides that for a period of one year commencing at the Effective Time, the Company will retain Mr. Hammer as a consultant for a fee of $800,000 payable at the Effective Time. The Separation Agreement also provides for payment to Mr. Hammer of a tax gross-up payment equal to the amount of excise tax that may be payable by Mr. Hammer under Section 4999 of the Code due to payments under the Separation Agreement and other payments and benefits that may be subject to such taxes. The gross-up payment would also include an amount for interest and penalties relating to payment of the excise tax and such other payments.

BOARD OF DIRECTORS COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee approves all of the policies under which compensation is paid or awarded to the Company's executive officers.

    Under the direction of the Compensation Committee, the Company has implemented compensation practices that seek to enhance the performance of the Company and increase its value to all stockholders. In order to provide information on the compensation practices of the Company, the Compensation Committee has furnished the following report on executive compensation:

    COMPENSATION PHILOSOPHY The Compensation Committee has devoted considerable attention to developing the Company's compensation philosophy which embodies four primary objectives:

    1. to provide incentives based on value delivered to the Company's stockholders and customers;

    2.  to connect individual executive pay action with performance;

    3. to maintain a system of rewards that is competitive with industry standards; and

    4.  to attract, motivate, and retain executives of the highest quality.

    The Company's compensation programs reflect the Compensation Committee's commitment to the mission, values, and performance of the Company. Continual review and refinement of the Company's compensation practices in response to the changing business environment will serve to reinforce this commitment.

    The most important performance yardstick in the Company's compensation program is the Company's ability to deliver value to stockholders through appreciation in share price. On an ongoing basis, the Compensation Committee will test and refine the compensation program to ensure a high correlation between level of compensation and return to stockholders. The Compensation Committee measures the correlation between executive compensation and return to stockholders as a function of Company operating income levels, the performance of operating divisions, and individual performance. Certain goals are set, reviewed, and approved by the Chairman and CEO, and weighted. Achievement of goals triggers executive compensation. Goals include Company operating income threshold levels, sales levels, business and product strategy development, cycle time, total project cost, development and implementation of global support strategies, net contributions margin, expense reduction, and days' sales outstanding objectives. Achieving desirable stockholder returns over a sustained period of time requires management's attention to a number of financial and non-financial strategic elements which enables the Company to focus on the current and long-term requirements of the customer. The Company's compensation program, therefore, focuses executives on actions that directly impact stockholder return in the short-term and long-term and serve the needs of the Company's customers. The impact of executives' actions is measured in terms of profit growth, earnings per share, asset management, and strategic product development and positioning.

    The Compensation Committee uses multiple sources of information to evaluate and establish appropriate compensation practices. While using multiple sources, the Compensation Committee relies on data from benchmark companies within the computer/peripherals industry to assess the Company's relative performance and compensation levels. Benchmark companies were selected by matching multiple criteria including product lines, markets served, revenue size, revenue source, and comparable operations. Consistent with the Compensation Committee's objectives, the Compensation Committee will position its executive compensation targets competitively with the benchmark companies. Annual executive compensation will be below, at or above the competitive target depending on individual and Company performance. Company and individual performance is measured primarily as a function of Company operating income, with thresholds set at the beginning of each fiscal year by the Board of Directors, through the planning and budgeting process.

    The Company's executive compensation program has three components--base salary, annual incentives, and long-term incentives. Base salary and annual incentives are primarily designed to reward current and past performance. Long-term incentives are primarily designed to provide strong incentives for long-term future performance.

    The Compensation Committee strongly believes that incentive compensation should only be awarded with commensurate performance. The Compensation Committee has approved compensation plans which include high minimum levels of performance to ensure that incentives are paid only when truly earned.

    DESCRIPTION OF COMPENSATION PROGRAMS The following briefly describes the role of each element of compensation:

    BASE SALARY Base salary will be at levels sufficient to attract and retain qualified executives. To accomplish these goals, the Compensation Committee has generally targeted base salaries within a competitive range of average base salaries for similar positions in benchmark companies within the computer/peripheral industry. Aggregate base salary increases are intended to parallel increases in the pay levels of the computer/peripheral industry as a whole. Individual executive salary increases will strongly reflect the individual's level of performance as measured against the individual and Company goals discussed above and, to a lesser extent, trends within the industry which reflect salary and total compensation trends in a growth industry.

    ANNUAL INCENTIVE The Company's executive annual incentive plan serves to recognize and reward executives for taking actions that build the value of the Company, generate competitive total returns to stockholders, and provide value-added solutions to the Company's customers. The formula for annual incentive awards recognizes operational and financial goals of significance to the Company. Payments are made based on a combination of corporate and individual performance. Achieving a minimal Company operating income goal is a pre-condition for the awarding of any incentive awards. Individual annual incentive awards are conditioned on achieving certain pre-set objectives.

    LONG-TERM INCENTIVES The Company's Long-Term Performance Program serves to reward executive performance in successfully executing the long-term business strategy and building stockholder value. The program allows for the awarding of incentive stock options, non-qualified stock options, and performance restricted stock. During fiscal year 1996, only stock options were granted to the Company's executive officers. Participation and target awards are determined by the Compensation Committee by benchmarking the Company's performance against other companies within the computer/peripheral industry and against companies providing similar products and services. Awards are based on performance and individual responsibility. Criteria include: performance expectations versus results, significant and strategic contributions towards performance of the Company, and unique core competencies essential to the achievement of the Company's business mission. Awards may exceed targets if all criteria are met.

    COMPENSATION ADMINISTRATION The Compensation Committee follows an annual cycle to administer each of the three components of executive compensation. The integrity of the Company's compensation program relies on an annual performance evaluation process.

    DISCUSSION OF CEO COMPENSATION Consistent with the Company's compensation philosophy, the Compensation Committee managed Mr. Hammer's total compensation during fiscal year 1996 based on overall performance of the Company and on relative levels of compensation for CEOs within the benchmark companies in the computer/peripheral industry. In particular, Mr. Hammer's compensation is based on achievement of goals relating to earnings per share, profit and revenue growth, strategic product development and positioning, and asset management.

    Mr. Hammer is eligible for an annual incentive award of 50% of his base salary, provided that the Company achieves certain revenue and operating income growth thresholds. In fiscal year 1996, Mr. Hammer received no annual incentive award.

    The Compensation Committee took the following fiscal year 1996 compensation actions for Mr. Hammer:

        1. effective September 1, 1995, the Compensation Committee approved a base salary of $340,000 per year.

        2. granted on May 29, 1996, an incentive stock option to purchase 35,100 shares of Common Stock at $16.50 per share. The option will vest 1/20th each quarter through May 29, 2001.

    The primary purpose of this grant was to motivate Mr. Hammer to successfully execute the Company's long-term business strategy and to build stockholder value.

                                          COMPENSATION COMMITTEE,
                                          Keith B. Geeslin
                                          Charles G. Moore III
                                          Hatim A. Tyabji

PERFORMANCE GRAPH

    The following line graph compares the Company's cumulative total stockholder return on its Common Stock since February 2, 1993, the date that the Common Stock began trading, with the cumulative total return of Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's Technology Sector Index. These comparisons assume the investment of $100 on January 31, 1993, in each index and on February 1, 1993, in the Company's Common Stock and reinvestment of dividends.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      COMPARISON OF 43 MONTH
CUMULATIVE TOTAL RETURN*
AMONG NORAND CORPORATION,
THE S & P 500 INDEX
AND THE S & P TECHNOLOGY
SECTOR INDEX
                                             NORAND CORPORATION    S & P 500          S & P TECHNOLOGY SECTOR
02/01/1993                                                  100          100                              100
Feb-93                                                      116          101                              103
May-93                                                      126          104                              108
Aug-93                                                      152          108                              109
Nov-93                                                      160          106                              114
Feb-94                                                      202          110                              126
May-94                                                      237          108                              122
Aug-94                                                      215          113                              131
Nov-94                                                      216          108                              133
Feb-95                                                      253          118                              146
May-95                                                      213          130                              175
Aug-95                                                      248          138                              199
Nov-95                                                       95          149                              203
Feb-96                                                      116          159                              214
May-96                                                      132          167                              232
Aug-96                                                      106          164                              222
* $100 INVESTED ON 3/01/96
IN STOCK OR ON
1/01/83 IN INDEX -
INCLUDING INVESTMENT OF
DIVIDEND. FISCAL YEAR
ENDING AUGUST 31.

                                                                        ANNEX II

                                [DLJ LETTERHEAD]

                                January 21, 1997

Board of Directors
Norand Corporation
550 Second Street, SE
Cedar Rapids, IA 52420-2033

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the stockholders of Norand Corporation (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of January 21, 1997 (the "Agreement"), by and among the Company, Western Atlas Inc. ("Western"), and WAI Acquisition Corp., a wholly owned subsidiary of Western ("Purchaser").

    Pursuant to the Agreement, Western will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock, par value $0.01 per share ("Company Common Stock"), at a price of $33.50 per share in cash. The tender offer is to be followed by a merger (the "Merger") in which the shares of Company Common Stock not tendered would be converted, subject to certain exceptions, into the right to receive $33.50 per share in cash and the Purchaser would be merged with and into the Company. The Tender Offer, together with the Merger, are herein referred to as the "Acquisition".

    In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions were certain financial projections of the Company for the period beginning September 1, 1996 and ending August 31, 2001 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Acquisition and any other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Acquisition. Our opinion does not constitute a recommendation to any holder of Company Common Stock as to whether such stockholder should tender its shares pursuant to the Tender Offer.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past including an initial public offering of common stock in 1993 and has been compensated for such services. In addition, employees and affiliates of DLJ own in the aggregate less than 4% of Company Common Stock. Furthermore, an employee of a DLJ affiliate is a member of the Board of Directors of the Company.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                By:            /s/ LAWRENCE N. LAVINE
                                     -----------------------------------------
                                                 Lawrence N. Lavine
                                                 MANAGING DIRECTOR